The information in this prospectus supplement is not complete and may be changed. The registration statement filed with the Securities and Exchange Commission relating to these securities is effective. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell these securities and neither is soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)

Registration Statement No. 333-106578

Subject to completion, dated October 22, 2003

Prospectus Supplement

(To Prospectus dated October 22, 2003)

5,500,000 shares

Common stock

We are offering 5,500,000 shares of our common stock.

Our common stock is traded on the Nasdaq National Market under the symbol “TSFG.” On October 21, 2003, the last reported sale price of our common stock was $26.28 per share.

	Per share	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds to The South Financial Group, Inc., before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 825,000 additional shares of our common stock to cover over-allotments.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

JPMorgan	Sandler O’Neill & Partners, L.P.

Joint Lead Managers

UBS Investment Bank

Keefe, Bruyette & Woods, Inc.	Kelton International Limited	SunTrust Robinson Humphrey

            , 2003

Table of Contents

Prospectus Supplement

Prospectus

About this prospectus supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a shelf registration process. Under the shelf registration process, we may offer from time to time debt securities, shares of preferred stock, shares of common stock and warrants, of which this offering is a part. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Documents by Reference” on page 5 of the accompanying prospectus before investing in our common stock.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the respective dates of those documents. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should rely on the information in the document with the latest date.

Unless the context otherwise requires, the terms “we,” “our,” “us,” “the company” and “TSFG” refer to The South Financial Group, Inc. and its subsidiaries.

Prospectus supplement summary

This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. To understand this offering fully, you should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

The company

The South Financial Group, Inc. was incorporated in South Carolina in 1986. We are a financial holding company, as defined by the Gramm-Leach-Bliley Act of 1999, and operate principally through Carolina First Bank, a South Carolina-chartered commercial bank, and Mercantile Bank, a Florida-chartered commercial bank.

We provide a full range of banking and financial services, including treasury, asset management, insurance, investment, mortgage and trust services, designed to meet substantially all of the financial needs of our customers. We began our operations with the de novo opening of Carolina First Bank in Greenville, South Carolina in December 1986. This was undertaken, in part, in response to opportunities resulting from the takeovers of several South Carolina-based banks by larger southeastern regional bank holding companies in the mid-1980s. In the late 1990s, we perceived a similar opportunity in northern and central Florida where banking relationships were in a state of flux due to the acquisition of several larger Florida banks. In 1999, our company entered the Florida market with the same strategy of capitalizing on the environment created by these acquisitions.

We currently conduct business through 76 locations in South Carolina, 24 locations in North Carolina and 34 locations in northern and central Florida. At September 30, 2003 (before our October 2003 acquisition of MountainBank Financial Corporation discussed below), we had approximately $9.2 billion in assets, $4.9 billion in loans, $5.3 billion in deposits and $656.7 million in shareholders’ equity.

Our executive offices are located at 102 South Main Street, Greenville, South Carolina 29601, and our telephone number is (864) 255-7900.

Recent developments

MountainBank Acquisition

On October 3, 2003, we completed our acquisition of MountainBank Financial Corporation, or MBFC. Approximately 5.5 million shares of TSFG common stock were issued to the holders of MBFC common and preferred stock. In addition, approximately 327,000 shares of TSFG common stock are issuable in connection with outstanding MBFC options. MBFC, which had approximately $952 million in assets at September 30, 2003, operated primarily through MountainBank, a North Carolina bank which operated primarily in the Asheville/Hendersonville, North Carolina area. In connection with the acquisition, MountainBank was merged into Carolina First Bank. MBFC also operated Community National Bank, a national bank headquartered in Pulaski, Virginia with approximately $59 million in assets at September 30, 2003. Community National Bank remains a stand-alone subsidiary of TSFG.

Third Quarter 2003 Results

TSFG’s net income for the third quarter of 2003 totaled $23.9 million, or $0.50 per diluted share. This compares with $0.48 per diluted share for the second quarter of 2003 and $0.35 per diluted share for the third quarter of 2002. Assets, loans and deposits totaled $9.2 billion, $4.9 billion and $5.3 billion, respectively, at September 30, 2003. This compares with $9.3 billion, $4.7 billion and $5.1 billion, respectively, at June 30, 2003 and $6.9 billion, $4.2 billion and $4.2 billion, respectively, at September 30, 2002. This data does not reflect the acquisition of MBFC, which was consummated on October 3, 2003.

Our net interest margin declined to 3.08% in the third quarter of 2003 from 3.32% in the second quarter of 2003 and from 3.77% in the third quarter of 2002. These declines were largely attributable to historically low interest rates and higher investment securities balances, which generally have a lower yield than loans.

Nonperforming assets declined to 1.33% of loans held for investment and other real estate owned at September 30, 2003 from 1.39% at June 30, 2003. Nonperforming assets were 1.07% of loans held for investment and other real estate owned at September 30, 2002. Net loan charge-offs decreased to 0.57% of average loans held for investment for the third quarter of 2003 from 0.63% for the second quarter of 2003. Net loan charge-offs were 0.54% of average loans held for investment for the third quarter of 2002. The allowance for loan losses declined to 1.30% of loans held for investment at September 30, 2003 from 1.37% at June 30, 2003. This compares to 1.20% at September 30, 2002.

These credit quality numbers include loans associated with Rock Hill Bank & Trust, the assets of which were acquired by TSFG in October 2002. Excluding approximately $42 million of these loans, which have been separately identified and managed, at September 30, 2003, TSFG’s nonperforming assets as a percentage of loans held for investment and other real estate owned totaled 0.88%, and for the third quarter of 2003 its net loan charge-offs were 0.41% of average loans held for investment. Also, excluding these loans, the allowance for loan losses as a percentage of loans held for investment at September 30, 2003 was 1.18%.

The offering

Common stock offered by The South Financial Group, Inc.	5,500,000 shares

Common stock to be outstanding after this offering	58,078,719 shares

Nasdaq National Market symbol	TSFG

Use of proceeds	We intend to use the net proceeds of this offering to increase the capital at our banks, to pursue growth opportunities and for general corporate purposes. See “Use of Proceeds.”

The number of shares of our common stock that will be outstanding after this offering is based on 52,578,719 shares outstanding as of October 15, 2003 and excludes:

•	3,935,564 shares of our common stock issuable upon the exercise of stock options outstanding as of October 15, 2003 with a weighted average exercise price of $17.66 per share, of which options to purchase 2,668,040 shares of our common stock were then exercisable; and

•	3,528,145 shares of our common stock reserved for future grant under our existing stock option and restricted stock grant plans as of October 15, 2003.

Unless specifically stated, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Risk factors

We could encounter difficulties or unexpected developments related to our recent acquisition.

We may be adversely impacted if we have difficulty integrating MBFC, which we acquired in October 2003, into our organization or if the composition or quality of MBFC’s assets or liabilities that we acquired differ significantly from our expectations. In addition, our net income and earnings per share could be adversely impacted if we incur greater than anticipated costs associated with operating MBFC, if we have difficulty retaining key personnel at MBFC, if we are unable to grow the business of MBFC as contemplated or if we are unable to implement the planned cost savings at MBFC.

We depend on our ability to attract and retain key personnel, and we rely heavily on our management team; the inability to recruit and retain key personnel or the unexpected loss of key managers may adversely affect our operations.

Our success to date has been influenced strongly by our ability to attract and to retain senior management experienced in banking and financial services. Retention of senior managers and appropriate succession planning will continue to be critical to the successful implementation of our strategies. We have entered into employment contracts with all of our executive officers and certain senior officers who we consider to be key employees. It is also important as we grow to be able to attract and retain additional qualified senior and middle management. The unexpected loss of services of any key management personnel or the inability to recruit and retain qualified personnel in the future could have an adverse effect on our business and financial results.

Since our business is concentrated in the southeast, specifically South Carolina, North Carolina and Florida, a downturn in the economy of those areas may adversely affect our business.

Currently, our lending and deposit gathering activities are concentrated primarily in South Carolina, the metropolitan areas of Tampa, Orlando and Jacksonville, Florida and Hendersonville, North Carolina. Our success depends on the general economic condition of these areas. Declining economic conditions could reduce our growth rate, impair our ability to collect loans and generally affect our financial condition and results of operations.

The outcome of an environmental situation in North Carolina could have an adverse effect on our financial condition.

In September 2003, a fire and apparent vandalism resulted in a release of approximately 15,000 gallons of fuel oil and other materials at the former Beacon Manufacturing Company facility in Swannanoa, North Carolina. We acquired this facility on October 3, 2003 as part of our acquisition of MBFC. MBFC had acquired this facility through a foreclosure proceeding. Clean-up of the oil spill, including releases to the adjacent Swannanoa River, has been substantially completed. We intend to investigate, and if necessary remediate, any related environmental impacts and soil and groundwater contamination attributable to historical practices at the facility, as well as to stabilize the site and remove waste materials. Based on available information, we have established a reserve of $2.3 million for this contingent liability. To the extent that additional reserves are established prior to October 3, 2004, such reserves would be treated as a goodwill adjustment in our MBFC transaction. Our evaluation is at an early stage and there can be no guarantee that any liability or costs arising out of this matter will not exceed any established reserves or have a material adverse effect on our financial condition.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. To date, we have grown our business successfully by focusing on our niche markets and emphasizing consistent delivery of the high level of service and responsiveness desired by our clients. We compete for loans, deposits and other financial services in our geographic markets with other commercial banks, thrifts, credit unions and brokerage firms. Many of our competitors offer products and services which we do not, and many have substantially greater resources, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we do.

Our commercial real estate loans generally involve higher principal amounts than our other loans, and repayment of these loans may be dependent on factors outside our control or the control of our borrowers.

At June 30, 2003, our commercial real estate loans totaled approximately $1.5 billion, or 32.4% of our total loan portfolio. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. These loans may be more adversely affected by general conditions in the real estate markets or in the economy. For example, if the cash flow from a borrower’s project is reduced due to leases not being obtained or renewed, that borrower’s ability to repay the loan may be impaired. Many commercial real estate loan principal payments are not fully amortized over the loan period, but have balloon payments due at maturity. A borrower’s ability to make a balloon payment typically will depend on its ability to either refinance the loan or complete a timely sale of the underlying property.

We may be adversely affected by interest rate changes.

Our income and cash flows and the value of our assets and liabilities depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities and the interest rates paid on interest-bearing liabilities such as deposits and borrowings. In addition, increases in interest rates decrease the market value of our fixed-rate investment securities while increasing the value of our core deposits. Since June 30, 2003, long-term interest rates have risen approximately 85 basis points and, based on current interest rates, there has been a decrease in the value of our investment portfolio and a decrease in our shareholders’ equity. We believe that the decrease in the value of our investment portfolio has been more than offset by an increase in the value of our core deposits. We continue our ongoing review and repositioning of our portfolio to adjust for current and anticipated interest rate and yield curve levels. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q incorporated by reference in this prospectus supplement and the accompanying prospectus. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, will influence the origination of loans and investment securities and the amounts paid on deposits. If the rate of interest we pay on our deposits and other borrowings increases more than the rate of interest we earn on our loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Our earnings also could be adversely affected if the rates on our loans and other investments fall more quickly than those on our deposits and borrowings.

The unavailability of alternative funding sources may constrain our growth.

We have in the past and continue to utilize brokered deposits, federal funds and Federal Home Loan Bank advances as funding sources that support our asset growth. If these funding sources become more difficult to access, we will have to seek alternative funding sources in order to continue to fund our asset growth. There can be no assurance that these sources will be available or, if available, sufficient to support our continued growth.

We are required to maintain an allowance for loan losses. These reserves are based on management’s judgment and may have to be adjusted in the future. Any adjustment to the allowance for loan losses, whether due to regulatory changes, economic conditions or other factors, may affect our financial condition and earnings.

We maintain an allowance for loan losses. The allowance for loan losses is maintained at a level believed adequate by management to absorb losses inherent in the loan portfolio. In conjunction with an internal loan review function that operates independently of the lending function, management monitors the loan portfolio to identify risks on a timely basis so that an appropriate allowance can be maintained. Based on an evaluation of the loan portfolio, management presents a quarterly review of the loan loss reserve to our Board of Directors, indicating any changes in the reserve since the last review and any recommendations as to adjustments in the reserve. In making its evaluation, in addition to the factors discussed below, management considers the results of recent regulatory examinations, which typically include a review of the allowance for loan losses as an integral part of the examination process.

In establishing the allowance, management evaluates individual large classified loans and nonaccrual loans and determines an aggregate reserve for those loans based on that review. An allowance for the remainder of the loan portfolio is also determined based on historical loss experience within the components of the portfolio. These allocations may be modified if current conditions indicate that loan losses may differ from historical experience, based on economic factors and changes in portfolio mix and volume.

In addition, a portion of the allowance is established for losses inherent in the loan portfolio which have not been identified by the more quantitative processes described above. This determination inherently involves a higher degree of subjectivity and considers risk factors that may not have yet manifested themselves in our historical loss experience. Those factors include changes in levels and trends of charge-offs, delinquencies and nonaccrual loans, trends in volume and terms of loans, changes in underwriting standards and practices, portfolio mix, tenure of loan officers and management, entrance into new geographic markets, changes in credit concentrations and national and local economic trends and conditions. While the allowance for loan losses is maintained at a level believed to be adequate by management for estimated losses in the loan portfolio, determination of the allowance is inherently subjective, as it requires estimates, all of which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods.

We continually encounter technological changes, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services. Many of our competitors have substantially greater resources to invest in technological improvements.

Our business may be adversely affected by the highly regulated environment in which we operate.

The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, not our creditors or shareholders. Existing state and federal banking laws subject us to substantial limitations with respect to making loans, purchasing securities, paying dividends and many other aspects of our business. Some of these laws may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits, make loans and achieve satisfactory interest rate spreads.

Among other requirements, we are subject to regulatory capital requirements administered by the federal banking agencies. Currently, we and each of our subsidiary banks are considered “well-capitalized” for regulatory purposes. If a banking subsidiary is not “well-capitalized,” regulatory approval is required to allow the bank to utilize brokered deposits. The Federal Reserve, as a matter of policy, may require bank holding companies to be “well-capitalized” in order to obtain requisite approval of proposed transactions. To the extent that we do not remain “well-capitalized” at the holding company level, our ability to pursue further acquisitions and, as a result, the implementation of our growth strategy, may be adversely affected.

Provisions in our articles of incorporation and our by-laws may delay or prevent an acquisition of us by a third party.

Our articles of incorporation and our by-laws contain provisions, including a staggered board provision, that make it more difficult for a third party to gain control or acquire us without the consent of our board of directors. These provisions also could discourage proxy contests and may make it more difficult for dissident shareholders to elect representatives as directors and take other corporate actions.

These provisions of our governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our shareholders.

Our ability to pay dividends on our common stock is limited by law.

Our ability to pay dividends on our common stock largely depends on our receipt of dividends from Carolina First Bank (South Carolina and North Carolina) and Mercantile Bank (Florida). The amount of dividends that our subsidiary banks may pay to us is limited by federal and state laws and regulations relating to banks and thrifts. In addition, we or our subsidiary banks may decide to limit the payment of dividends even when we or they have the legal ability to pay them, in order to retain earnings for use in our business. Also, if required interest payments for trust preferred securities issued by one of our subsidiaries are not made or are suspended, we are contractually prohibited from paying dividends on our common stock until all amounts due to the holders of our trust preferred securities have been paid.

S-11

Use of proceeds

Our net proceeds from the sale of 5,500,000 shares of our common stock in this offering will be approximately $         million after deducting the underwriting discounts and aggregate offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, the net proceeds will be approximately $         million.

We intend to use the net proceeds of this offering to increase the capital at our banks, to pursue growth opportunities and for general corporate purposes.

Price range of common stock and dividends

Our common stock is quoted on the Nasdaq National Market under the symbol “TSFG.” At October 15, 2003, there were 52,578,719 shares of TSFG common stock outstanding. The following table sets forth, for the periods indicated, the high, low and closing sales prices per share for TSFG as reported on the Nasdaq National Market, and the cash dividends declared per share for TSFG.

	High	Low	Close	Dividends Declared Per Common Share

2001
First Quarter	$17.38	$12.19	$14.25	$0.11
Second Quarter	22.00	13.31	18.88	0.11
Third Quarter	20.00	14.01	15.84	0.11
Fourth Quarter	18.00	15.44	17.75	0.12

2002
First Quarter	$20.49	$17.51	$20.35	$0.12
Second Quarter	24.29	19.96	22.41	0.12
Third Quarter	22.81	18.11	21.09	0.12
Fourth Quarter	23.09	18.62	20.66	0.14

2003
First Quarter	$22.06	$19.25	$21.65	$0.14
Second Quarter	25.38	21.60	23.13	0.14
Third Quarter	25.99	22.90	25.03	0.14
Fourth Quarter (through October 21)	26.80	24.85	26.28

Capitalization

The following table sets forth our cash and cash equivalents, capitalization and certain capital ratios at June 30, 2003 (1) on an historical basis, (2) on an “as adjusted” basis reflecting the acquisition of MBFC (as if such acquisition had occurred on June 30, 2003), and (3) on a further “as adjusted” basis also reflecting the issuance by us of 5,500,000 shares in the offering as if it had been consummated on June 30, 2003. This data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2002 and from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

	June 30, 2003

	Actual	As Adjusted for MBFC(1)	As Adjusted for MBFC and Offering

	(dollars in thousands)
CASH AND CASH EQUIVALENTS	$327,183	$376,537	$

INDEBTEDNESS:
Federal funds purchased and repurchase agreements	$702,792	$717,506		$717,506
Other short-term borrowings	42,452	42,452		42,452
Long-term debt	2,287,784	2,352,095		2,352,095
Debt associated with trust preferred securities	95,500	115,500		115,500

Total indebtedness	3,128,528	3,227,553		3,227,553

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	86,616	86,616		86,616

SHAREHOLDERS’ EQUITY:
Preferred stock, no par value; 10,000,000 shares authorized, none of which is issued and outstanding	—	—		—
Common stock, $1.00 par value per share; 100,000,000 shares authorized; issued and outstanding 46,896,994, 52,383,552 and 57,883,552 shares, respectively	46,897	52,384		57,884
Surplus	412,608	547,613
Retained earnings	180,601	180,601		180,601
Guarantee of employee stock ownership plan debt and nonvested restricted stock	(2,937)	(2,937)		(2,937)
Common stock held in trust for deferred compensation	(147)	(147)		(147)
Deferred compensation payable in common stock	147	147		147
Accumulated other comprehensive income, net of tax	23,055	23,055		23,055

Total shareholders’ equity	660,224	800,716

Total capitalization	$3,875,368	$4,114,885	$

CAPITAL RATIOS:
Leverage ratio	5.95%	5.98%		%
Tier 1 capital ratio	8.44	8.25
Total risk-based capital ratio	10.57	10.34

(1)	The aggregate purchase price of MBFC was approximately $140.5 million, which consisted of approximately 5.5 million shares of TSFG common stock valued at $135.6 million and outstanding employee options valued at $4.9 million. The adjustments do not include after-tax merger-related expenses totaling $2.6 million for estimated costs, such as advertising, personnel training, retention program expenses and system conversion for both companies. Estimated intangible assets totaling approximately $102.3 million are also reflected in the capital ratios in accordance with the purchase method of accounting. TSFG is in the process of obtaining third-party valuations of certain assets and liabilities as of the acquisition date; thus, the allocation of purchase price and associated intangible assets are subject to adjustment.

Selected financial information

The following tables sets forth certain historical operations and financial condition data and certain performance, asset quality and capital ratios at and for the periods indicated. This data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2002 and from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

	At and for the Six Months Ended June 30,		At and for the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(dollars and shares in thousands, except per share data)
Operations Data
Interest income	$199,550	$171,984	$353,739	$372,101	$381,514	$321,092	$289,547
Interest expense	67,907	67,995	135,487	197,324	214,403	146,478	140,206

Net interest income	131,643	103,989	218,252	174,777	167,111	174,614	149,341
Provision for loan losses	10,700	12,482	22,266	22,045	23,378	18,273	15,646

Net interest income after provision	120,943	91,507	195,986	152,732	143,733	156,341	133,695

Noninterest income:
Service charges on deposit accounts	14,541	10,328	23,410	18,689	17,956	15,992	13,925
Fees for investment services	4,633	3,280	6,423	5,633	5,807	5,151	3,726
Mortgage banking income	4,733	2,370	5,144	6,370	6,303	4,746	6,132
Bank-owned life insurance	3,881	3,609	7,429	7,209	4,139	1,757	—
Merchant processing income	3,407	2,963	5,908	5,799	2,666	2,152	1,729
Gain on available for sale securities and equity investments	6,058	76	6,120	4,418	3,828	15,953	855
Gain on disposition of assets	601	—	—	354	2,189	5,775	—
Other	6,007	2,434	5,206	5,012	5,657	8,123	8,557

Total noninterest income	43,861	25,060	59,640	53,484	48,545	59,649	34,924

Noninterest expenses:
Salaries and wages	39,597	27,225	60,534	48,131	52,910	53,277	46,688
Employee benefits	10,735	8,303	16,430	14,190	14,187	12,840	10,523
Occupancy and equipment	18,087	14,310	30,579	27,795	28,136	21,657	17,491
Professional fees	3,360	2,516	5,289	5,847	6,266	4,520	1,971
Merchant processing expense	2,656	2,417	4,767	4,825	1,589	1,088	873
Amortization of intangibles	1,429	479	1,519	5,765	6,407	7,028	4,703
Merger-related costs (recoveries)	1,879	—	6,664	(501)	29,198	7,155	3,526
Impairment loss from write-down of assets	268	—	1,449	243	3,674	—	—
Loss on early extinguishment of debt	—	—	354	3,106	—	—	—
System conversion costs	—	—	—	—	4,021	—	—
Charitable contribution to foundation	—	—	—	—	—	11,890	—
Other	20,974	15,394	35,255	31,419	35,150	35,374	27,608

Total noninterest expenses	98,985	70,644	162,840	140,820	181,538	154,829	113,383

Income before income taxes, minority interest, and cumulative effect of change in accounting principle	65,819	45,923	92,786	65,396	10,740	61,161	55,236
Income taxes	21,063	14,885	28,972	22,422	3,751	20,711	20,580
Minority interest in consolidated subsidiary, net of tax	(2,012)	(1,186)	(3,250)	(1,364)	—	—	—

Income before cumulative effect of change in accounting principle	42,744	29,852	60,564	41,610	6,989	40,450	34,656
Cumulative effect of change in accounting principle, net of tax	—	(1,406)	(1,406)	282	—	—	—

Net income	$42,744	$28,446	$59,158	$41,892	$6,989	$40,450	$34,656

Basic earnings per common share	$0.91	$0.70	$1.42	$1.00	$0.16	$0.95	$0.90
Diluted earnings per common share	0.89	0.68	1.38	0.98	0.16	0.93	0.87
Average common shares outstanding, basic	46,976	40,699	41,715	42,098	42,908	42,686	38,597
Average common shares outstanding, diluted	48,008	41,646	42,715	42,824	43,551	43,618	39,705

	At and for the Six Months Ended June 30,		At and for the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(dollars and shares in thousands, except per share data)
Financial Condition Data
Total securities	$3,583,865	$1,657,239	$2,572,186	$1,643,395	$899,544	$964,146	$729,993
Total gross loans	4,749,252	3,934,425	4,501,229	3,736,763	3,735,182	3,291,720	2,841,077
Total intangibles	245,007	95,255	242,182	97,140	107,254	113,960	130,415
Total assets	9,257,849	6,163,587	7,941,010	6,029,442	5,220,554	4,768,656	4,136,647
Total deposits	5,121,339	3,723,617	4,592,510	3,605,255	3,894,662	3,481,651	3,302,523
Other borrowings	3,033,028	1,776,616	2,414,004	1,830,794	785,443	732,908	320,675
Debt associated with trust preferred securities	95,500	31,000	95,500	31,000	—	—	—
Total liabilities	8,511,009	5,605,659	7,207,799	5,534,245	4,751,901	4,268,066	3,685,658
Minority interest in consolidated subsidiary	86,616	86,471	86,412	37,023	—	—	—
Shareholders’ equity	660,224	471,457	646,799	458,174	468,653	500,590	450,989

Performance Ratios
Net interest margin	3.43%	3.77%	3.72%	3.59%	3.81%	4.62%	4.46%
Net interest spread	3.24	3.50	3.45	3.10	3.21	3.97	3.74
Noninterest income to average assets	1.02	0.82	0.92	0.98	0.96	1.39	0.94
Noninterest expense to average assets	2.29	2.30	2.51	2.58	3.61	3.62	3.04
Efficiency ratio[1]	56.40	54.74	58.60	61.69	84.18	66.09	61.53
Return on average assets	0.99	0.93	0.91	0.77	0.14	0.94	0.93
Return on average equity	13.13	12.37	11.89	8.66	1.46	8.37	9.32
Dividend payout ratio	31.46	35.29	36.23	45.92	256.25	39.78	37.93

Asset Quality Ratios
Nonperforming assets as a % of loans and other real estate owned	1.39	1.19	1.67	1.17	0.58	0.43	0.33
Allowance for loan losses as a % of loans held for investment	1.37	1.20	1.58	1.20	1.16	1.04	1.09
Net charge-offs as a % of average loans	0.73	0.53	0.49	0.54	0.39	0.39	0.52

Asset Quality Ratios Excluding Rock Hill B&T Workout Loans[2]
Nonperforming assets as a % of loans and other real estate owned	0.85	1.19	1.03	1.17	0.58	0.43	0.33
Allowance for loan losses as a % of loans held for investment	1.20	1.20	1.24	1.20	1.16	1.04	1.09
Net charge-offs as a % of average loans	0.44	0.53	0.50	0.54	0.39	0.39	0.52

Capital and Balance Sheet Ratios
Equity to assets	7.13	7.65	8.15	7.60	8.98	10.50	10.90
Tangible equity to tangible assets	4.61	6.20	5.26	6.09	7.07	8.31	8.00
Leverage ratio	5.95	7.00	7.15	7.17	6.93	7.92	7.91
Tier 1 risk-based capital ratio	8.44	9.22	9.21	9.36	8.63	10.09	10.31
Total risk-based capital ratio	10.57	12.04	11.66	11.43	10.37	11.98	12.53
Total gross loans to deposits	92.73	105.66	98.01	103.65	95.91	94.54	86.03

(1)	The efficiency ratio is calculated as noninterest expense, divided by the sum of net interest income and noninterest income.
(2)	At December 31, 2002, Rock Hill Bank & Trust Workout Loans totaled $72.4 million, with nonperforming assets of $29.2 million and an allowance for loan losses of $16.3 million. At June 30, 2003, Rock Hill Bank & Trust Workout Loans totaled $50.6 million, with nonperforming assets of $25.6 million and an allowance for loan losses of $8.4 million.

S-15

Business

The South Financial Group, Inc. is a financial holding company, as defined by the Gramm-Leach-Bliley Act of 1999. We operate principally through Carolina First Bank, a South Carolina-chartered commercial bank, and Mercantile Bank, a Florida-chartered commercial bank.

We provide a full range of banking and financial services, including asset management, insurance, investments, mortgage and trust services, designed to meet substantially all of the financial needs of our customers. We currently conduct business through 76 locations in South Carolina, 24 locations in North Carolina and 34 locations in Florida. At September 30, 2003, we had approximately $9.2 billion in assets, $4.9 billion in loans, $5.3 billion in deposits, $656.7 million in shareholders’ equity and $1.2 billion in market capitalization.

We began our operations in 1986 with the de novo opening of Carolina First Bank in Greenville, South Carolina. Its opening was undertaken, in part, in response to opportunities resulting from the takeovers of several South Carolina-based banks by larger southeastern regional bank holding companies in the mid-1980s. In the late 1990s, we perceived a similar opportunity in northern and central Florida where banking relationships were in a state of flux due to the acquisition of several larger Florida banks. In 1999, we entered the Florida market with the same strategy of capitalizing on the environment created by these acquisitions.

We have pursued a strategy of growth through internal expansion and the acquisition of financial institutions and branch locations in selected market areas. We have emphasized internal growth through the acquisition of market share from the large out-of-state bank holding companies. We attempt to acquire market share by providing quality banking services and personal service to business customers and individuals. Since inception, we have acquired 15 financial institutions and six non-bank financial service providers, including two insurance agencies. We focus our acquisition strategy on high-growth metropolitan markets. According to census data, the projected population growth in our markets from 2003 to 2008 is expected to be 7.33% versus a U.S. average of 5.25%. In addition, 75% of our deposits are in metropolitan statistical areas, or MSAs, 71% of our deposits are in counties with projected population growth above the national average, and 81% of our deposits are in counties where the projected per capita income growth rate from 2003 to 2008 exceeds the national average.

We have no non-consolidated special purpose entities.

Subsidiary Banks

Carolina First Bank.    Carolina First Bank is headquartered in Greenville, South Carolina and engages in a general banking business through 76 branches in South Carolina and 24 branches in North Carolina.

In South Carolina, Carolina First Bank focuses its operations in five principal market areas:

•	the Greenville and Anderson metropolitan area (located in the Upstate region);

•	the Rock Hill metropolitan area (located in the Piedmont region and south of Charlotte, North Carolina);

•	the Columbia metropolitan area (located in the Midlands region);

•	the Myrtle Beach and Georgetown metropolitan areas (located in the northern Coastal region); and

•	the Charleston and Hilton Head metropolitan areas (located in the central Coastal region).

These principal market areas represent the largest MSAs in South Carolina. In addition, approximately one-fourth of Carolina First Bank’s branch locations are in other counties in South Carolina, which are not a part of these five MSAs. Myrtle Beach and Hilton Head Island are coastal resort areas that serve a significant number of tourists primarily during the summer months. Because of the seasonal nature of these market areas, most of the businesses, including financial institutions, are subject to moderate swings in activity between the winter and summer months. Otherwise, Carolina First Bank’s business is not subject to significant seasonal factors.

In North Carolina, Carolina First Bank operates through 24 branches (19 of which were acquired in our recent MBFC acquisition) and focuses its operations in two principal market areas:

•	the Asheville/Hendersonville area (located in western North Carolina within an hour’s drive of Greenville, South Carolina); and

•	the Wilmington, Hampstead and Jacksonville area (located in the southern coastal region of North Carolina).

Carolina First Bank targets small and middle market businesses and consumers in its market areas. Carolina First Bank provides a full range of commercial and consumer banking services, including deposit accounts, secured and unsecured loans through direct and indirect channels, residential mortgage originations, cash management programs, trust functions, safe deposit services and certain insurance and brokerage services. In 1999, Carolina First Bank began offering Internet banking services, including bill payment, through Carolina First Bank’s web site and Bank CaroLine, an Internet-only banking product. The Federal Deposit Insurance Corporation, or FDIC, insures Carolina First Bank’s deposits.

Mercantile Bank.    Mercantile Bank, headquartered in Orlando, Florida, engages in a general banking business through 34 branches in 23 communities in Florida. Its operations are focused in three principal market areas:

•	the Orlando metropolitan area (located in the Central Florida region);

•	the Tampa Bay metropolitan area (located in the West-Central Florida region); and

•	the Jacksonville metropolitan area (located in the North Florida region).

We entered Florida in 1999 with two acquisitions in central Florida and a de novo branch in Jacksonville. We operated as Citrus Bank until 2002, when we expanded into the Tampa Bay market with the acquisitions of Gulf West Banks, Inc., the holding company for Mercantile Bank, and Central Bank of Tampa. Following the Gulf West acquisition, we changed the name of our Florida banking operation to Mercantile Bank.

Mercantile Bank targets small and middle market businesses and consumers in its market areas. Mercantile Bank provides a full range of commercial and consumer banking services, including deposit accounts, secured and unsecured loans through direct and indirect channels, residential mortgage originations, cash management programs, trust functions, safe deposit services and certain insurance and brokerage services. In 2000, Mercantile Bank began offering Internet banking services, including bill payment, through Mercantile Bank’s web site. The FDIC insures Mercantile Bank’s deposits.

Growth Strategy

We attribute our growth and profitability to our success in capitalizing on opportunities created by the significant market disruption caused by the consolidation of the financial services firms in our market areas that has resulted in the dislocation of customers as well as employees of these firms. We intend to continue to expand our business through internal growth as well as selective geographic expansion, focusing on our main objective of increasing shareholder value. Our strategy for achieving these objectives includes:

•	Continuing our primary focus on commercial and commercial real estate lending to small- to medium-sized businesses in and around our existing market areas, with a goal of providing superior customer service and maintaining strong asset quality;

•	Increasing the share of our customers’ business that we receive by developing and delivering a wider breadth of services;

•	Focusing on growing new core deposit relationships and increasing the cross-sell ratio to all customers;

•	Expanding our product lines and adding additional financial services in order to diversify our revenue base and increase our fee income; and

•	Expanding into high-growth metropolitan markets where we have a competitive advantage and a clear opportunity for above-average growth.

Management

Since inception, we have grown to become the largest independent bank headquartered in South Carolina and achieved a significant presence in both North Carolina and Florida. During this entire period, Mack Whittle has served as our President and CEO. Over the past five years, we have sought to strengthen our management team, principally by hiring capable, experienced persons from large, top-tier institutions. The following table sets forth our executive management team.

Name	Position	Age	Year joined TSFG	Prior experience

Mack I. Whittle, Jr.	President and CEO	54	1986	1969 – 1986: Bankers Trust of SC

William S. Hummers III	Vice Chairman and CFO	58	1988	1972 – 1988: Southern Bank/First Union
James W. Terry, Jr.	President, Carolina First Bank	55	1991	1970 – 1991: First Union
Andrew B. Cheney	President, Mercantile Bank	53	2000	1973 – 2000: Barnett Bank/NationsBank
J.W. Davis	President, Carolina First Bank/North Carolina	56	2003	1996 – 2003: MountainBank
John C. DuBose	Director of Technology Services	52	1998	1992 – 1997: Barnett Bank

William P. Crawford, Jr.	General Counsel	41	2002	1989 – 2001: Wyche, Burgess, Freeman & Parham, P.A.

M. Alex Crotzer	Director of Corporate Banking	49	2003	1983 – 2003: Barnett Bank/NationsBank
Mary A. Jeffrey	Director of Human Resources	52	2002	1979 – 2002: Barnett Bank/NationsBank
J. Stanley Ross	Director of Finance	52	2001	1997 – 2001: Tatum CFO Partners LLP
Kendall L. Spencer	Director of Retail Banking	51	2000	1984 – 1998: Barnett Bank/NationsBank
Michael W. Sperry	Chief Credit Officer	57	1998	1990 – 1997: Southern National/BB&T

U.S. federal tax considerations for non-U.S. holders

The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired pursuant to this offering by a beneficial owner that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be Non-U.S. Holders for purposes of the federal income tax discussion, but not for purposes of the federal estate tax discussion, and vice versa.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations and administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus supplement, and all of which are subject to change, possibly with retroactive effect. This discussion applies only to Non-U.S. Holders who hold our common stock as capital assets. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, U.S. expatriates and Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if a treaty applies, attributable to the Non-U.S. Holder’s U.S. permanent establishment) if a properly-executed IRS Form W-8ECI is provided to us. Instead, such dividends will generally be subject to regular U.S. income tax, in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, estate or trust, as the case may be, unless a specific treaty provides otherwise. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

Gain on disposition of common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other taxable disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States (and, if a treaty applies, is attributable to the Non-U.S. Holder’s U.S. permanent establishment), (ii) in the case of Non-U.S. Holders who are nonresident alien individuals, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation” (a “USRPHC”) within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we currently are not, and do not anticipate becoming in the future, a USRPHC. Even if we are treated as a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder is considered to have owned (directly or indirectly) no more than five percent of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder’s holding period and (ii) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

Information reporting requirements and backup withholding

Generally, we must report to the U.S. Internal Revenue Service (the “IRS”) the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (generally a properly-executed IRS Form W-8BEN), unless the payer otherwise has knowledge that the payee is a U.S. person.

Under current U.S. federal income tax law, information reporting and backup withholding (currently at a rate of 28%) will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States when (a) the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and (b) the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (A) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Federal estate tax

An individual Non-U.S. Holder who is treated as the owner of our common stock at the time of death will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Underwriting

We and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

Name	Number of Shares

J.P. Morgan Securities Inc.
Sandler O’Neill & Partners, L.P.
UBS Securities LLC
Keefe, Bruyette & Woods, Inc.
Kelton International Limited
SunTrust Capital Markets, Inc.

Total	5,500,000

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, when, as and if such shares are delivered to and accepted by them. The underwriters will offer to sell shares to the public at the public offering price shown on the cover page of this prospectus supplement. The underwriters may sell shares to securities dealers at a discount of up to $         per share from the public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the public offering price. If all of the shares are not sold at the public offering price, the underwriters may vary the public offering price and other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 825,000 additional shares of common stock at the public offering price less the underwriting discounts. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over- allotment exercise	With over- allotment exercise

Per share	$	$
Total	$	$

The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, or the Exchange Act, in connection with this offering. Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of common stock in the open market following completion of this offering to cover all or a portion of a syndicate short position created by the underwriters selling more common stock in connection with this offering than they are committed to purchase from us. In addition, the underwriters may impose “penalty bids” under contractual arrangements between the underwriters and dealers participating in this offering whereby they may reclaim from a dealer participating in this offering the selling concession with respect to common stock that is distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates, including the distribution of the prospectus supplement electronically. In those cases, prospective investors may view offering terms and a prospectus supplement online and, depending upon the particular underwriter, place orders online or through their financial advisor.

In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. In general a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

We estimate that the total expenses of this offering to us, excluding underwriting discounts, will be approximately $            .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We and our executive officers and directors have agreed that, during the period beginning from the date of this prospectus supplement and continuing to and including the date 90 days after the date of this prospectus supplement, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to employee stock option plans existing on the date of this prospectus supplement, without the prior written consent of J.P. Morgan Securities Inc.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates. We own approximately 6% of Kelton International Limited, a member of the underwriting syndicate.

Legal matters

The validity of the common stock offered hereby and certain other legal matters are being passed upon for us by William P. Crawford, Jr., Esq., our General Counsel, and Wyche Burgess Freeman & Parham, P.A., Greenville, South Carolina. Members of Wyche Burgess Freeman & Parham, P.A. own an aggregate of approximately 10,000 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

The consolidated financial statements of TSFG and subsidiaries as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 have been incorporated by reference herein and in the related registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to the fact that, on January 1, 2002, TSFG adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

$200,000,000

THE SOUTH FINANCIAL GROUP, INC.

Common Stock

Preferred Stock

Debt Securities

Warrants

By this prospectus, we may offer from time to time the following securities:

•	shares of common stock,

•	shares of preferred stock, in one or more series, which may be convertible into or exchangeable for common stock or debt securities,

•	unsecured debt securities consisting of senior notes and debentures and subordinated notes and debentures, and other unsecured evidences of indebtedness in one or more series, and

•	warrants to purchase any of the above securities.

The aggregate initial offering price of the securities that we offer will not exceed $200,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offering.

The South Financial Group, Inc. will provide specific terms of the above securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

These securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

This prospectus is dated October 22, 2003

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that The South Financial Group, Inc. (“TSFG” or “us” or “we”) filed with the Securities and Exchange Commission (the “SEC”) using a shelf registration process. Under this shelf registration process, TSFG may, from time to time, sell any combination of the securities described in this prospectus and the other prospectus accompanying this registration statement, in one or more offerings up to a total dollar amount of $200,000,000. TSFG may, from time to time, sell:

•	Common Stock;
•	Preferred Stock;
•	Debt Securities; and
•	Warrants

This prospectus provides you with a general description of the Common Stock, the Preferred Stock, the Debt Securities, and the Warrants. Each time we sell Common Stock, Preferred Stock, Debt Securities, and/or Warrants, we will provide an applicable prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The applicable prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.”

THE SOUTH FINANCIAL GROUP, INC.

The South Financial Group, Inc. is a South Carolina corporation headquartered in Greenville, South Carolina. “TSFG” refers to The South Financial Group, Inc. and its subsidiaries, except where the context requires otherwise. It was formed in 1986 and is a financial holding company, as defined by the Gramm-Leach-Bliley Act of 1999. TSFG operates principally through Carolina First Bank, a South Carolina-chartered commercial bank, and Mercantile Bank, a Florida-chartered commercial bank (collectively, the “Subsidiary Banks”). TSFG’s subsidiaries provide a full range of financial services, including asset management, insurance, investments, mortgage, and trust services, designed to meet substantially all of the financial needs of its customers. At September 30, 2003, TSFG conducted business through 76 locations in South Carolina, 5 locations in North Carolina and 34 locations in northern and central Florida. At September 30, 2003, TSFG had $9.2 billion in assets, $4.9 billion in loans, $5.3 billion in deposits and $656.7 million in shareholders’ equity.

Subsidiary Banks

The Subsidiary Banks target small and middle market businesses and consumers in their market areas. The Subsidiary Banks provide a full range of commercial and consumer banking services, including deposit accounts, secured and unsecured loans through direct and indirect channels, residential mortgage originations, cash management programs, trust functions, safe deposit services, and certain insurance and brokerage services. The Subsidiary Banks’ deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”).

The Subsidiary Banks offer Internet banking services, including bill payment, through their respective websites, as well through Bank CaroLine, an Internet-only banking division of Carolina First Bank.

Non-Banking Subsidiaries

Through other subsidiaries, TSFG also provides various financial-based products and services, including insurance/brokerage products, to its customers. Revenues from operation of these subsidiaries do not presently constitute a significant portion of TSFG’s total operating revenues. TSFG may subsequently engage in other activities permissible for registered financial services companies when suitable opportunities develop. Proposals for such further activities are subject to approval by appropriate regulatory authorities.

TSFG’s principal executive offices are located at 102 South Main Street, Greenville, South Carolina, and its telephone number is (864) 255-7900.

If you would like to know more about TSFG, see the documents incorporated by reference in this prospectus as described under the sections “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, TSFG will use the net proceeds it receives from any offering of these securities for general corporate purposes, which may include funding its operating units and subsidiaries, financing business expansion, refinancing or extending the maturity of existing debt obligations, investments at the holding company level and stock repurchases. The applicable prospectus supplement will provide more detail on the use of proceeds of any specific offering.

CONSOLIDATED EARNINGS RATIOS

The following table provides TSFG’s consolidated ratios of earnings to fixed charges:

	Six Months Ended June 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Including interest on deposits	1.63	1.62	1.64	1.32	1.05	1.41	1.39
Excluding interest on deposits	1.97	2.46	2.52	2.12	1.19	3.49	4.06
Consolidated Ratio of Earnings to Fixed Charges:
Including interest on deposits	1.63	1.62	1.64	1.32	1.05	1.41	1.39
Excluding interest on deposits	1.97	2.46	2.52	2.12	1.19	3.29	4.06

For purposes of computing TSFG’s ratio of earnings to fixed charges, earnings consist of net income plus income taxes and fixed charges. Fixed charges consist of interest expense on deposits, interest expenses on borrowings and minority interest in consolidated subsidiary (which pertains to real estate investment trust preferred stock dividends).

WHERE YOU CAN FIND MORE INFORMATION

TSFG files annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may inspect these documents without charge at the principal office of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies of these documents from the SEC’s Public Reference Room at its principal office. Information regarding the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. These SEC filings are also available to the public from commercial document retrieval.

TSFG has filed a registration statement on Form S-3 with the SEC relating to the offering of securities pursuant to this prospectus. The registration statement contains information not found in this prospectus. For further information, you should refer to the registration statement, which you can inspect and copy in the manner and at the sources described above. Any statements we make in this prospectus or that we incorporate by reference concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete and, in each instance, reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

The registration statement we have filed with the SEC utilizes the “shelf” registration process. Additional prospectuses or prospectus supplements may add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a later prospectus supplement. You should read this prospectus together with additional information described under the heading “Incorporation of Certain Documents by Reference.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows TSFG to “incorporate by reference” the information it files with the SEC, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that TSFG files later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. TSFG incorporates by reference the documents listed below and any future filings with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (except for information furnished under Regulation FD or Item 12 of any Current Report on Form 8-K), until our offering is completed:

(1)	TSFG’s Annual Report on Form 10-K for the year ended December 31, 2002;

(2)	TSFG’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

(3)	TSFG’s Current Reports on Form 8-K dated January 3, 2003, May 14, 2003, August 22, 2003, October 3, 2003 and October 20, 2003;

(4)	TSFG’s registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934 that contains descriptions of TSFG’s common stock and other rights, including all amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing, emailing, or telephoning TSFG at the following address or telephone number:

The South Financial Group, Inc.

102 South Main Street

Greenville, South Carolina 29601

Attn: Mary M. Gentry

Telephone: (864) 255-4919

Email: mary.gentry@thesouthgroup.com

FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement, and the information incorporated by reference in this prospectus contain certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) to assist in the understanding of anticipated future operating and financial performance, growth opportunities, growth rates, and other similar forecasts and statements of expectations. These forward-looking statements reflect current views, but are based on assumptions and are subject to risks, uncertainties, and other factors, which may cause actual results to differ materially from those in such statements. These factors include, but are not limited to, the following:

•	risks from changes in economic, monetary policy, and industry conditions;

•	changes in interest rates, deposit rates, the net interest margin, and funding sources;

•	market risk and inflation;

•	risks inherent in making loans including repayment risks and value of collateral;

•	loan growth, the adequacy of the allowance for loan losses and the assessment of problem loans (including in particular, loans acquired via acquisition);

•	level, composition, and repricing characteristics of the securities portfolio;

•	fluctuations in consumer spending;

•	competition in the banking industry and demand for our products and services;

•	dependence on senior management;

•	technological changes;

•	ability to increase market share;

•	expense projections;

•	risks associated with income taxes, including the potential for adverse adjustments;

•	acquisitions, related cost savings, expected financial results, and unanticipated integration issues;

•	significant delay or inability to execute strategic initiatives designed to grow revenues;

•	changes in accounting policies and practices;

•	costs and effects of litigation; and

•	recently-enacted or proposed legislation.

Such forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events. In addition, certain statements in future filings by TSFG with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSFG, which are not statements of historical fact, constitute forward-looking statements.

SUPERVISION AND REGULATION

As a financial holding company and a bank holding company under the Bank Holding Company Act of 1956 (the “BHC Act”), the Federal Reserve regulates, supervises, and examines TSFG. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to TSFG, please refer to TSFG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Quarterly Reports on Form 10-Q and any subsequent reports that TSFG files with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, TSFG’s earnings are affected by actions of the federal and state bank regulatory agencies that regulate us and our banking subsidiaries, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business.

TSFG’s earnings are also affected by general economic conditions, our management policies, and legislative action.

In addition, numerous governmental requirements and regulations affect our business activities. A change in applicable statutes, regulations, or regulatory policy may have a material effect on TSFG’s business.

Depository institutions, like TSFG’s bank subsidiaries, are also affected by various federal laws, including those relating to consumer protection and similar matters. TSFG also has other financial services subsidiaries regulated, supervised, and examined by the Federal Reserve, as well as other relevant state and federal regulatory agencies and self-regulatory organizations. TSFG’s non-bank subsidiaries may be subject to other laws and regulations of the federal government or the various states in which they are authorized to do business.

This prospectus is a general summary of the terms and provisions of TSFG’s common stock (the “Common Stock”), TSFG’s preferred stock (“Preferred Stock”), the Warrants and the Debt Securities. This prospectus does not purport to be complete and is qualified in its entirety by reference to TSFG’s Amended and Restated Articles of Incorporation and any amendments thereto, which include the express terms of the Common Stock. The applicable prospectus supplement will describe the specific terms of the series of the Common Stock and the Preferred Stock offered under that prospectus supplement.

DESCRIPTION OF COMMON STOCK

Common Stock

TSFG has 100,000,000 shares of common stock authorized, of which 52,578,719 shares were outstanding as of October 15, 2003. The holders of the TSFG common stock are entitled to dividends when, as and if declared by the board of directors in their discretion out of funds legally available therefor. The principal source of funds for TSFG is dividends from its subsidiaries. TSFG’s subsidiaries are subject to certain legal restrictions on the amount of dividends they are permitted to pay. All outstanding shares of TSFG common stock are fully paid and nonassessable. No holder of TSFG common stock has any redemption or sinking fund privileges, any preemptive or other rights to subscribe for any other shares or securities, or any conversion rights. In the event of liquidation, the holders of TSFG common stock are entitled to receive pro rata any assets distributable to shareholders related to the shares held by them, subject to the rights of any senior stock that may be issued in the future. Holders of the TSFG common stock are entitled to one vote per share.

Certain Matters Relevant to Common Stock

Classification of Board of Directors.    In accordance with its articles of incorporation, whenever the Board consists of nine or more persons, the Board shall be divided into three classes of directors (with each class having as close to an equal number as possible). The members of each class are elected for staggered three-year terms.

Removal of Directors.    TSFG’s articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of TSFG to remove any director or the entire board of directors without cause. Directors may be removed for cause as provided under South Carolina law.

Limitation of Director Liability.    The members of the board of directors of TSFG are exempt under TSFG’s articles of incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Code. This statutory provision provides that a director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its shareholders,

•	for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law,

•	imposed under Section 33-8-330 of the South Carolina Code (improper distribution to shareholder), or

•	for any transaction from which the director derived an improper personal benefit.

Evaluation of Proposed Business Combinations.    TSFG’s articles of incorporation provide that the board of directors, when evaluating any proposed business combination with TSFG, shall give due consideration to all relevant factors, including without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of TSFG, and on its subsidiaries, the communities and geographical areas in which TSFG and its subsidiaries operate or are located, and on any of the businesses and properties of TSFG or any of its subsidiaries, as well as such other factors as the directors deem relevant, and not only the consideration being offered in relation to the then current market price for TSFG’s outstanding shares, but also in relation to the then current value of TSFG in a freely-negotiated transaction and in relation to the board of directors’ estimate of the future value of TSFG (including the unrealized value of its properties and assets) as an independent going concern.

Voting For Directors.    TSFG’s articles of incorporation provide that shareholders may not cumulate votes for the election of directors.

Supermajority Voting Requirements.    TSFG’s articles of incorporation require the affirmative vote of holders of at least 80% of the outstanding stock of TSFG entitled to vote for approval before TSFG may effect:

•	a merger of TSFG or any of its subsidiaries with any other corporation which holds at least 5% of the outstanding voting power of all outstanding voting stock of TSFG (a “Related Corporation”);

•	the sale or exchange of all or a substantial part of TSFG’s assets to or with any Related Corporation; or

•	the issue or delivery of TSFG stock or other TSFG securities in exchange or payment for properties or assets of or securities issued by any Related Corporation (the foregoing being hereinafter referred to as a “business combination”).

This 80% supermajority is reduced to the percentage required by applicable law if such business combination was approved (or adopted) and recommended without condition by the affirmative vote of at least 80% of the directors. The articles of incorporation expressly permit the board of directors to condition its approval (or adoption) of any business combination upon the approval of holders of 80% of the outstanding stock of TSFG entitled to vote on such business combination. The 80% supermajority provision is not applicable to any transaction solely between TSFG and another corporation, 50% or more of the voting stock of which is owned by TSFG. Under present South Carolina law, a merger or the sale of substantially all the assets requires the approval of holders of at least two-thirds of the outstanding shares entitled to vote.

Control Share Acquisition/Business Combination Statutes.    The South Carolina Code has business combination and control share acquisition statutes which may serve to impede takeovers not favored by management.

DESCRIPTION OF PREFERRED STOCK

TSFG has 10,000,000 shares of “blank check” preferred stock authorized, none of which is outstanding. TSFG’s board of directors has the sole authority, without shareholder vote, to issue shares of authorized but unissued preferred stock to whomever and for whatever purposes it, in its sole discretion, deems appropriate. The relative rights, preferences and limitations of the preferred stock are determined by TSFG’s board of directors in its sole discretion. Among other things, the board may designate with respect to the preferred stock, without further action of the shareholders of TSFG, the dividend rate and whether dividends shall be cumulative or participating or possess other special rights, the voting rights, TSFG’s rights and terms of redemption, the liquidation preferences, any rights of conversion and any terms related thereto, and the price or other consideration for which the preferred stock shall be issued. The preferred stock could be utilized by TSFG to impede the ability of third parties who attempt to acquire control of TSFG without the cooperation of TSFG’s board of directors.

DESCRIPTION OF DEBT SECURITIES

Any debt securities issued using this prospectus (“Debt Securities”) will be our direct unsecured general obligations. The Debt Securities will be either senior debt securities (“Senior Debt Securities”) or subordinated debt securities (“Subordinated Debt Securities”).

The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate indentures between our company and a U.S. banking institution (a “Trustee”). The Trustee for each series of Debt Securities will be identified in the applicable prospectus supplement. Senior Debt Securities will be issued under a “Senior Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together the Senior Indenture and the Subordinated Indenture are called “Indentures.”

The Debt Securities may be issued from time to time in one or more series. The particular terms of each series that is offered by a prospectus supplement will be described in the prospectus supplement.

We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement, and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of the Indentures, such sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary have the meanings specified in the Indentures.

General

The Indentures provide that Debt Securities in separate series may be issued from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the applicable Indenture.

The Senior Debt Securities will rank equally with all of our other senior unsecured and unsubordinated debt (“Senior Debt”). The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt as described under “—Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities.

A prospectus supplement and a supplemental indenture relating to any series of Debt Securities being offered will include specific terms related to the offering, including the price or prices at which the Debt Securities to be offered will be issued. These terms will include some or all of the following:

•	the title of the Debt Securities;

•	whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

•	the total principal amount of the Debt Securities;

•	the dates on which the principal of the Debt Securities will be payable;

•	the interest rate of the Debt Securities and the interest payment dates for the Debt Securities;

•	the places where payments on the Debt Securities will be payable;

•	any terms upon which the Debt Securities may be redeemed at our option;

•	any sinking fund or other provisions that would obligate our company to repurchase or otherwise redeem the Debt Securities;

•	whether the Debt Securities are defeasible;

•	any addition to or change in the Events of Default;

•	if convertible into our common stock or any of our other securities, the terms on which such Debt Securities are convertible;

•	any addition to or change in the covenants in the applicable Indenture; and

•	any other terms of the Debt Securities not inconsistent with the provisions of the applicable Indenture. (Section 301)

The Indentures do not limit the amount of Debt Securities that may be issued. Each Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by our company and may be in any currency or currency unit designated by us.

If so provided in the applicable prospectus supplement, we may issue the Debt Securities at a discount below their principal amount and pay less than the entire principal amount of the Debt Securities upon declaration of acceleration of their maturity (“Original Issue Discount Securities”). The applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities.

Senior Debt Securities

The Senior Debt Securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. The Senior Debt Securities will, however, be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness. Except as provided in the applicable Senior Indenture or specified in any authorizing resolution or supplemental indenture relating to a series of Senior Debt Securities to be issued, no Senior Indenture will limit the amount of additional indebtedness that may rank equally with the Senior Debt Securities or the amount of indebtedness, secured or otherwise, that may be incurred or preferred stock that may be issued by any of our subsidiaries.

Subordination of Subordinated Debt Securities

Under the Subordinated Indenture, payment of the principal, interest and any premium on the Subordinated Debt Securities will generally be subordinated in right of payment to the prior payment in full of all of our Senior Debt, including any Senior Debt Securities. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series, including:

•	the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions in the event of specified defaults with respect to Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

•	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series.

The failure to make any payment on any of the Subordinated Debt Securities due to the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not prevent the occurrence of an Event of Default under the Subordinated Debt Securities.

Conversion Rights

The Debt Securities may be converted into other securities of our company, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holders of such series of Debt Securities or at the option of our company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Debt Securities.

Form, Exchange and Transfer

The Debt Securities of each series will be issuable only in fully registered form, without coupons. Unless otherwise indicated in the applicable prospectus supplement, the securities will be issued in denominations of $1,000 each or multiples thereof. (Section 302)

Subject to the terms of the applicable Indenture and the limitations applicable to global securities, Debt Securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by our company for such purpose, without the payment of any service charge except for any tax or governmental charge. (Sections 305 and 1002)

Global Securities

The Debt Securities of any series may be issued, in whole or in part, by one or more global certificates that will be deposited with a depositary identified in the applicable prospectus supplement.

No global security may be exchanged in whole or in part for Debt Securities registered in the name of any person other than the depositary for such global security or any nominee of such depositary unless:

•	the depositary is unwilling or unable to continue as depositary;

•	an Event of Default has occurred and is continuing; or

•	as otherwise provided in a prospectus supplement.

Unless otherwise stated in any prospectus supplement, The Depository Trust Company (“DTC”) will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be affected only through records maintained by DTC and its participants.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any interest payment date will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 307)

Unless otherwise indicated in the applicable prospectus supplement, principal, interest and any premium on the Debt Securities will be paid at designated places. However, at our option, payment may be made by check mailed to the persons in whose names the Debt Securities are registered on days specified in the Indenture or any prospectus supplement. (Sections 1002 and 1003)

Consolidation, Merger and Sale of Assets

We may consolidate with or merge into, or sell or lease substantially all of our properties to any person if:

•	the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

•	immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

•	any other conditions specified in the applicable prospectus supplement are met. (Section 801)

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an event of default (“Event of Default”) under the Indentures:

•	failure to pay principal or premium on any Debt Security of that series when due;

•	failure to pay any interest on any Debt Security of that series when due, continued for 30 days;

•	failure to deposit any sinking fund payment, when due, on any Debt Security of that series;

•	failure to perform any other covenant or the breach of any warranty in the Indenture for 90 days after being given written notice;

•	certain events of bankruptcy, insolvency or reorganization affecting us; and

•	any other Event of Default included in the applicable Indenture or supplemental indenture. (Section 501)

If an Event of Default (other than as a result of bankruptcy, insolvency or reorganization) for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount of the Debt Securities of that series (or such portion of the principal amount of such Debt Securities, as may be specified in a prospectus supplement) to be due and payable immediately. If an Event of Default results from bankruptcy, insolvency or reorganization, the principal amount of all the Debt Securities of a series (or such portion of the principal amount of such Debt Securities as may be specified in a prospectus supplement) will automatically become immediately due and payable. If an acceleration occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can rescind the acceleration. (Section 502)

Other than its duties in case of an Event of Default, a Trustee is not obligated to exercise any of its rights or powers under the applicable Indenture at the request of any of the holders, unless the holders offer the Trustee reasonable indemnity. (Section 603) Subject to the indemnification of the Trustees, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

The holders of Debt Securities of any series will not have any right to institute any proceeding with respect to the applicable Indenture unless:

•	the holder has given written notice to the Trustee of an Event of Default;

•	the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

•	the Trustee fails to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507)

These limitations do not apply, however, to a suit instituted by a holder of a Debt Security for the enforcement of payment of the principal, interest or premium on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

We will be required to furnish to each Trustee annually within 120 days of the end of each fiscal year a statement by certain of our officers as to whether or not we are in default in the performance of any of the terms of the applicable Indenture. (Section 1004)

Modification and Waiver

Under each Indenture, our rights and obligations and the rights of holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

Defeasance and Covenant Defeasance

If, and to the extent, indicated in the applicable prospectus supplement, we may elect at any time to have the provisions of the Indentures relating to defeasance and discharge of indebtedness and to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

Defeasance and Discharge

The Indentures provide that, upon the exercise of our option (if any), we will be discharged from all our obligations with respect to the applicable Debt Securities upon the deposit in trust for the benefit of the holders of such Debt Securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective stated maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Any additional conditions to the discharge of our obligations with respect to a series of Debt Securities will be described in an applicable prospectus supplement.

Defeasance of Certain Covenants

The Indentures provide that, upon the exercise of our option (if any), we may omit to comply with certain restrictive covenants described in an applicable prospectus supplement, the occurrence of certain Events of Default as described in an applicable prospectus supplement will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the holders of such Debt Securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective stated maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Any additional conditions to exercising this option with respect to a series of Debt Securities will be described in an applicable prospectus supplement. (Sections 1303 and 1304)

Notices

Notices to holders of Debt Securities will be given by mail to the addresses of such holders as they may appear in the security register. (Sections 101 and 106)

Title

We, the Trustees and any agent of ours or a Trustee may treat the person in whose name a Debt Security is registered as the absolute owner of the Debt Security, whether or not such Debt Security may be overdue, for the purpose of making payment and for all other purposes. (Section 308)

Governing Law

The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112)

DESCRIPTION OF WARRANTS

This section describes the general terms and provisions of the Warrants. The applicable prospectus supplement will describe the specific terms of the Warrants offered under that applicable prospectus supplement and any general terms outlined in this section that will not apply to those Warrants.

A form of Warrant agreement, including the form of Warrant certificate, is an exhibit to the registration statement of which this prospectus is a part.

Because this is a summary, it does not contain all of the details found in the full text of the Warrant agreement and the Warrant certificate. If you would like additional information, you should read the form of Warrant agreement and the Warrant certificate relating to the applicable series of Debt Securities.

We may issue Warrants independently or together with Debt Securities. The Warrants will be issued under Warrant agreements between us and a bank or trust company, as Warrant agent, all as stated in the applicable prospectus supplement. The Warrant agent will act solely as our agent in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants.

General

The applicable prospectus supplement will describe the terms of the Warrants offered in this prospectus, including the following, if applicable:

•	the offering price,

•	the currencies in which the Warrants are being offered,

•	the title of the Warrants,

•	the designation, aggregate principal amount and terms of the Debt Securities for which the Warrants are exercisable and the procedures and conditions relating to the exercise of those Warrants,

•	the designation and terms of any related Debt Securities with which the Warrants are to be issued and the number of the Warrants offered with each Debt Security,

•	the date, if any, on and after which the holder of the Warrants can transfer them separately from the related Debt Securities,

•	the principal amount of Debt Securities that can be purchased if a holder exercises each Warrant and the price at which the principal amount can be purchased upon exercise,

•	the date on which the right to exercise the Warrants will commence and the date on which this right will expire,

•	if the Debt Securities that can be purchased at the exercise of a Warrant are original issue discount Debt Securities, a discussion of the applicable U.S. Federal income tax consequences, and

•	whether the Warrant certificates representing the Warrants will be issued in registered or bearer form, and if registered, where they are transferred and registered.

A holder can exchange Warrant certificates for new Warrant certificates of different authorized denominations, and can exercise his or her Warrants at the corporate trust office of the Warrant agent or any other office indicated in the applicable prospectus supplement. Holders of Warrants will not have any of the rights of holders of the Debt Securities that can be purchased if a holder exercises the Warrant and will not be entitled to payments of principal of (and premium, if any, on) or interest on, the underlying Debt Securities before they exercise their Warrants.

Each Warrant entitles the holder of that Warrant to purchase the principal amount of Debt Securities at the price stated, or determinable in the applicable prospectus supplement. A holder can exercise Warrants during the period(s) stated in the applicable prospectus supplement. After the close of business on the expiration date, unexercised Warrants will become void.

A holder can exercise Warrants as stated in the applicable prospectus supplement relating to the Warrants. We will, as soon as practicable, forward to you the Debt Securities purchased upon exercise. If less than all of the Warrants represented by the Warrant certificates are exercised, a new Warrant certificate will be issued for the remaining Warrants.

BOOK-ENTRY ISSUANCE

Depository Trust Company (“DTC”) will act as securities depositary for all of the Debt Securities, unless otherwise referred to in the prospectus supplement relating to an offering of Debt Securities. The Debt Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully-registered global certificates will be issued for the Debt Securities, representing in the aggregate the total number of Debt Securities, and will be deposited with DTC.

DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. “Direct Participants” include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the Commission.

Purchases of Debt Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC’s records. The ownership interest of each actual purchaser of each Debt Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Debt Securities. Transfers of ownership interests in the Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners and the voting rights of Direct Participants, Indirect Participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to Cede & Co. as the registered holder of the Debt Securities. If less than all of the Debt Securities are being redeemed, DTC’s current practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

Although voting with respect to the Debt Securities is limited to the holders of record of the Debt Securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Debt Securities. Under its usual procedures, DTC would mail an omnibus proxy (the “Omnibus Proxy”) to the relevant Trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts such Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Distribution payments on the Debt Securities will be made by the relevant Trustee to DTC. DTC’s practice is to credit Direct Participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, the relevant Trustee, the Trust thereof, or TSFG, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of Distributions to DTC is the responsibility of the relevant Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depositary with respect to any of the Debt Securities at any time by giving reasonable notice to the relevant Trustee and TSFG. In the event that a successor securities depositary is not obtained, definitive Debt Securities certificates representing such Debt Securities are required to be printed and delivered. TSFG, at its option, may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After a Debenture Event of Default, the holders of a majority in liquidation preference of Debt Securities may determine to discontinue the system of book-entry transfers through DTC. In any such event, definitive certificates for such Debt Securities will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Trusts and TSFG believe to be accurate, but the Trusts and TSFG assume no responsibility for the accuracy thereof. Neither the Trusts nor TSFG has any responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

PLAN OF DISTRIBUTION

We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell the securities to investors directly or through agents. Each prospectus supplement, to the extent applicable, will describe the number and terms of the securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable stock exchange or NASD rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent.

In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

The common stock is listed on the Nasdaq National Market under the symbol “TSFG.” The preferred stock will be new issues of securities with no established trading market and may or may not be listed on a national securities exchange. Any underwriters or agents to or through which securities are sold by us may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business. Underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking services to us for which they have in the past received, and may in the future receive, customary fees.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, some legal matters concerning the securities have been passed upon for TSFG by William P. Crawford Jr. Esq., 102 South Main Street, Greenville, South Carolina 29601.

EXPERTS

The consolidated financial statements of South Financial and subsidiaries as of December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to the fact that on January 1, 2002, South Financial adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

5,500,000 shares

Common stock

Prospectus Supplement

Sole Book-Running Manager

JPMorgan	Sandler O’Neill & Partners, L.P.

Joint Lead Managers

UBS Investment Bank

Keefe, Bruyette & Woods, Inc.	Kelton International Limited	SunTrust Robinson Humphrey

            , 2003

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus, or the documents incorporated by reference is accurate as of any date other than the respective dates of those documents. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should rely on the information in the document with the latest date.